Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Exterran Holdings, Inc.
Commission File No. 333-141695
UNIVERSAL COMPRESSION
Moderator: David Oatman
08-07-07/10:00 am CT
Confirmation #1320443

UNIVERSAL COMPRESSION
Moderator: David Oatman
August 07, 2007
10:00 am CT

Coordinator:	Good morning ladies and gentlemen. Welcome to the Universal Compression Holdings, Inc and Universal Compression Partners, L.P. Earnings conference call.

All lines will be on a listen only mode until the question and answer segment of today’s call. At that time, if you would like to ask a question, please press star one on your touch-tone.

Also, as a reminder, this conference is being recorded today, August 7, 2007. If you have any objections, please disconnect at this time. I would now like to turn the call over to Mr. David Oatman, Vice-President Investor Relations of Universal Compression. Sir, you may begin.

David Oatman:	Thank you. Good morning everyone and welcome to the Universal Compression Holdings and Universal Compression Partners earnings conference call for the three months ended June 30, 2007.

We prepared summary pages of financial and statistical data about the quarter and our earnings release, which is posted to our universalcompression.com

UNIVERSAL COMPRESSION
Moderator: David Oatman
08-07-07/10:00 am CT
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website in the investor relations sections for both Universal Compression Holdings and Universal Compression Partners.

As we have in the past, during this call, we will discuss some non-GAAP measures in reviewing our performance. Such as EBITDA as adjusted, gross margin, and distributable cash flow.

You will find a reconciliation of these measures to GAAP measures in the summary pages of the earnings release.

As a reminder, in addition to providing statements of historical facts, today’s conference call will include certain comments that constitute forward-looking statements, including statements regarding the proposed merger with Hanover Compressor Company, our expected third quarter 2007 financial results, our business outlook, and Universal Compression Partners expected third quarter cash distribution.

Investors are cautioned that there are risks, uncertainties, and other factors that may cause the company’s actual performance to be significantly different from the expectations stated or implied by any comments that we make today.

These forward-looking statements are affected by, among other things, the risk factors and forward-looking statements described in Universal Compression Holdings’ and Universal Compression Partners’ Annual Reports on Form 10-K, for the twelve months ended December 31, 2006, and those set forth from time to time in both entities’ filings with the SEC, which are available through the company’s website and through the SEC’s EDGAR system website at www.sec.gov.

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Moderator: David Oatman
08-07-07/10:00 am CT
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Both entities expressly disclaim any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events, or otherwise.

In connection with the proposed merger between Universal and Hanover, a registration statement of the new holding company, Exterran Holdings, Inc, which includes definitive proxy statements of Universal and Hanover, a prospectus of Exterran and other materials, has been filed with the SEC.

Investors and security holders are urged to carefully read the definitive proxy statement, prospectus, and other materials regarding the proposed transaction, because they contain important information.

I will now turn the call over to Mr. Steve Snider. Steve.

Steve Snider:	Thanks, David. Good morning everyone. Welcome to the Second Quarter 2007 Earnings conference call for Universal Compression Holdings and Universal Compression Partners.

Joining me today is Michael Anderson, the CFO of Universal; and Daniel Schlanger, the CFO of UCLP.

As we’ve done in the past, during today’s call, we will typically refer to Universal Compression Holdings as Universal; and to Universal Compression Partners as UCLP.

Because we consolidate UCLP’s financial position into Universal, the discussion of Universal will include UCLP, unless otherwise noted.

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Moderator: David Oatman
08-07-07/10:00 am CT
Confirmation #1320443

First I would like to provide an update regarding the previously announced merger between Hanover and Universal.

Universal and Hanover have scheduled annual stockholder meetings for August 16, 2007, for their respective stockholders to vote on, among other things, the proposed merger of the two companies. A joint proxy statement prospectus was mailed to stockholders on or about July 13, 2007.

The merger is expected to close on or about August 20, 2007, if both companies’ shareholders have approved the merger and the other closing conditions are satisfied as of that date.

Subject to, and effective upon the closing of this merger, the combined new companies will be named Exterran Holdings, Inc., with an expected trading symbol of EXH on the New York Stock Exchange. And Universal Compression Partners L.P. will be renamed Exterran Partners L.P. with an expected trading symbol of EXLP on the NASDAQ.

The employees of both Hanover and Universal have worked diligently over the past several months to be certain that Exterran is in a position to operate efficiently on Day One, as well as developing an integration plan for the company going forward.

I would like to take this opportunity to thank them all for the dedication and continuing efforts.

In addition to all the hard work that has been required to prepare for the merger, they continue to do their day jobs, proving to me that Hanover and Universal employees are among the best in the industry.

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Moderator: David Oatman
08-07-07/10:00 am CT
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I look forward to working with the combined work force at Exterran. And from what I have seen to date, I am confident that our employees will make Exterran a first-class service company, just as they have for Universal and Hanover.

We are all very excited about the closing of the merger, and are looking forward to beginning operations of Exterran later this month.

Now I will turn to Universal’s recent performance. We are very pleased with our second quarter results, which included record levels of revenue, EBITDA, as adjusted, and earnings per share. With continuing robust, worldwide demand for our products and services, each of our business segments recorded strong sequential growth in revenue and profitability.

Our business outlook remains optimistic, due to favorable market conditions, company activity levels, and the expected benefits from our pending merger with Hanover.

For the second quarter of 2007, Universal reported income of $25 million, or $0.81 per diluted share. Included in these results is approximately $4.8 million of pretax charges in merger-related expenses. Without these charges, earnings per diluted share would have been $0.91.

Revenue was $335 million, and EBITDA, as adjusted, was $93 million in the second quarter.

Universal Compression Partners also experienced a strong second quarter and delivered significant distributable cash flow growth as a result. Additionally, UCLP completed its previously announced acquisition from Universal Compression Holdings, just after the end of the second quarter in early July.

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Moderator: David Oatman
08-07-07/10:00 am CT
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The $233 million transaction consisted of a fleet of compressors, totaling approximately 280,000 horsepower in associated customer contracts.

UCLP did not raise its distribution for the second quarter, because the acquisition took place early in the third quarter. As a result of this acquisition, we expect to recommend the UCLP’s board of directors that it raise cash distributions for the third quarter by approximately 15 to 20 cents per unit on an annualized basis.

We were very pleased with the drop down transaction and the related financing activity. Following the drop down, UCLP currently has approximately 670,000 horsepower, or about one-third of the combined U.S. fleet.

Universal continues to own a 51% ownership interest, including the general partner interest in UCLP.

The proposed merger of Hanover and Universal Compression Holdings will obviously result in a combined company with a larger pool of U.S. contract compression assets that can be offered for sale over time to the partnership. And our strategy continues to include dropping down all of the U.S. contract compression business from both Universal and Hanover into the MLP.

Hanover reported that it had approximately 2.4 million compression horsepower in the United States at June 30, 2007, which, combined with the remainder of Universal’s compression horsepower in the U.S. that has not been contributed to UCLP, results in approximately 3.9 million horsepower that can potentially be contributed to UCLP over time.

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Moderator: David Oatman
08-07-07/10:00 am CT
Confirmation #1320443

Now, probably for the last time, I will provide highlights of recent financial operating results for Universal’s four business segments.

First, I will provide an update on the U.S. contract compression cost pressures we have experienced over the last few quarters.

In our previous earnings call, we said we expected to show incremental progress on cost control through the remainder of the year, cautioning that the exact timing and scale of such progress would be difficult to determine, due to merger-related issues. I believe we are making good progress, both in improving margins in the business, and in how I see us operating in the field.

Our domestic contract compression gross margin percentage increased from 60%, to 61%, from the first quarter to the second quarter, and overall profitability in this segment improved as well.

Further, we believe we are implementing positive steps to curtail our labor costs in the segment, while increasing working horsepower and still positioning the company to provide strong levels of service to our customers post-merger.

Overall, I am pleased with the progress we have made and believe we will be in a position to make even greater strides once we complete the merger and are able to operate as a single entity.

In contract compression in the U.S., overall market demand continues to be healthy. The market continues to be especially strong for larger horsepower units, which we continue to build and add to our fleet to meet brisk customer growth requirements.

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Moderator: David Oatman
08-07-07/10:00 am CT
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Somewhat offset in the growth in larger horsepower units has been lower activity levels in small and medium range horsepower compressors. In many cases, these smaller units have been replaced by centralized gathering systems, utilizing large horsepower units, much of which has been provided by our own contract compression operations.

Our total U.S. fleet increased by 49,000 horsepower, from 2,098,000 on March 31st, to 2,147,000 on June 30th. U.S. fleet utilization was 85.8% at June 30th, and is currently 85.4%.

Our US working horsepower increased by 3000 horsepower on an average basis for the quarter, but was up about 24,000 horsepower at June 30th, versus March 31st. Working horsepower has continued to increase thus far in the third quarter.

With more horsepower, improved revenue, and better cost control, our U.S. contract compression gross margin dollars in the second quarter increased by approximately $2 million, compared to the first quarter.

We still have significant room for improvement on the cost side of the equation however, as U.S. contract compression gross margin dollars were approximately $2.6 million less than the prior year period.

Switching to international contract compression, we had another strong quarter as we continue to actively work to bring contract and new projects on line, as well as add new business.

As compared to the prior year period, our average working international horsepower increased modestly, despite the sale of approximately 11,000

UNIVERSAL COMPRESSION
Moderator: David Oatman
08-07-07/10:00 am CT
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horsepower in Australia during the second quarter and in the termination of 25,000 horsepower projects in Colombia late last year.

A loss of horsepower in Australia this quarter, related to the exercise of a customer purchase option, with generally stable horsepower, we were able to increase revenue by 14% on a year-over-year basis, led by new activity in Latin America and Asia, and selected price increases to offset higher costs in Latin America.

Our international contract compression gross margin dollars in the second quarter increased 11%, compared to the prior year period, and were up 4% on a sequential basis.

Our international fleet totaled 614,000 horsepower at June 30th, and international utilization was 91.7% at June 30th, and is now 92.0%.

We continue to see attractive growth opportunities for international contract compression. As a result, our international contract compression backlog currently totals approximately 60,000 horsepower, even though we have started a significant amount of new horsepower throughout this year.

This backlog includes a number of units expected to commence operations in Latin America and Asia, through the remainder of this year and the first half of next year. Inquiry and bid activity for new international projects remains strong for both compression and processing, especially in Latin America.

Summarizing our total operating statistics, our overall spot contract compression utilization including both international and U.S., was 87.1% at June 30th, and currently is 86.9%.

UNIVERSAL COMPRESSION
Moderator: David Oatman
08-07-07/10:00 am CT
Confirmation #1320443

We continue to expect new fleet build activity in 2007 to be similar to 2006 levels — somewhere around 200,000 horsepower. We expect two-thirds to three-quarters of this amount to be in large horsepower units for the U.S. market. Although we will adjust actual growth capital expenditures, based upon specific project timing and overall market demands.

Through the first half of 2007, we built approximately 110,000 horsepower for our fleet, with about 85% of this amount or about 90,000 horsepower going into the U.S. market.

As previously mentioned, we had record fabrication activity in the second quarter of 2007. This activity included both strong levels of new fleet builds, as well as fabrication for a large natural gas storage product in Mississippi, which included over 10,000 horsepower of large compressors, and involved significant installation activities.

With strong market conditions and excellent execution from our fabrication team, our fabrication gross margins exceeded expectations.

Our compressor fabrication backlog was $223 million on June 30, 2007, down somewhat from $280 million at March 31st of the same year and $275 million from June a year ago, largely due to the record level of fabrication shipments in the second quarter and reduced activity in Canada.

Our fabrication backlog has grown since the end of the second quarter, and is currently $266 million, comprised of about 85% of work for the United States, and 15% in international markets.

We believe our significant backlog reflects continuing, strong, overall demand in customer commitments well into 2008. We also expect our fabrication

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Moderator: David Oatman
08-07-07/10:00 am CT
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revenue levels to remain high in the third quarter, due in part to expected strong shipments from BTE, Singapore, the operation that we acquired early in this year.

Our aftermarket services segment had another very good quarter, as revenues were well above the high end of our guidance, and gross margins were at a strong 26%. Our aftermarket services results benefited from excellent activity in the U.S. market, including several large projects we completed in the second quarter. We expect aftermarket service activity will continue to be strong in the third quarter.

I will now turn the call over to Michael for more financial details. Michael.

Michael Anderson:	Alright. Thanks a lot, Steve. Good morning everyone. I’m sure that you have all reviewed our press release that we issued earlier this morning. So, what I am going to do is provide a financial summary for Universal Compression Holdings and then talk about the financial performance for Universal Compression Partners.

In the summary of Universal’s financial results for the second quarter, the primary comparison period will be the first quarter of 2007 where we will focus sequential change, as well as the guidance that we provided in May.

Overall, second quarter segment performance met or exceeded the guidance we provided in May, both in terms of revenue and gross margins.

It was a good quarter. Strong, operating numbers and encouraging operating developments.

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Moderator: David Oatman
08-07-07/10:00 am CT
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Total revenue was $335 million for the quarter. That’s a 53% increase on a year-over-year basis. It’s a 40% increase sequentially. That was driven by our record fabrication activity and strong performance in all of the business segments.

If we look at the domestic contract compression business, revenue was $104 million in the second quarter. That’s a bit higher than our guidance range, and it’s also a 2% increase, compared to the year-ago quarter.

Revenue increased 1.5% on a sequential basis, due to increases in working horsepower.

Again, although we are seeing some weakness in the smaller and midrange horsepower segments, we are — we see continuing strength in the larger horsepower market. And we see the overall market continuing to grow.

Our new large horsepower units are going straight to work at attractive rates and attractive returns for us.

In the second quarter, gross margin percentage in the domestic segment was 61%. That’s an increase from 60% in the first quarter. Although it’s down from 65% in the year-ago period.

Again, the improvement reflects our continued operational focus on managing costs. And we would expect to continue to see steady improvement if the merger were not to close. However, we are confident that with the closing of the merger, this will allow us to enhance our overall efficiencies, our cost structure. That would be beyond any improvements that we would have been able to achieve on our own.

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Moderator: David Oatman
08-07-07/10:00 am CT
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The international contract compression business. Revenue was $40 million in the second quarter. That was a bit higher than our guidance as well. This revenue level is an increase of 4% on a sequential basis, and that is driven by horsepower growth and also some modest price increases.

International revenues were up 14%, compared to the prior year period, despite the loss of the horsepower that Steve talked about due to customer purchase options exercised over the course of the last 12 months.

International contract compression gross margin was 73% in the June quarter. That’s basically flat, compared to the March quarter levels. But it was on the lower end of the guidance that we provided. Due largely to some higher than expected repair and maintenance expense in Latin America.

In the fabrication operations, second quarter revenue was a Universal record. We generated $135 million in revenues. Gross margin was a good 16.5%. So both revenues and margins were above our guidance levels.

In the aftermarket services business segment, second quarter revenue was $56 million and gross margin percentage was 26%. Also both of those were above our guidance.

We have improved the profitability of this segment by hydrating the business that we do. We focus on providing value-added services at the right price for our customers.

And overall, we saw strong activity in this segment in the U.S., and also good margins in the international AMS business.

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Moderator: David Oatman
08-07-07/10:00 am CT
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SG&A expense increased from $35.7 million in the March quarter, to $36.8 million in the June quarter. Now this was due in large part to expenses related to a terminated fabrication product. If we take that cost out of the equation, SG&A was relatively flat quarter to quarter.

In addition, we did incur $4.8 million of merger-related expenses in the second quarter. That’s an increase from 1.4 million that we had in the first quarter. As a reminder, the merger-related expenses are not capitalizable for Universal, as we are the target for accounting purposes.

These expenses increased in the second quarter, due in part to anti-trust legal work, merger consultant expenses, and some other activities in preparation for the merger.

When we look at EBITDA, it was $93.3 million dollars for the second quarter. That’s an increase of 29% on a sequential basis, and 24% on a year-over-year basis.

Interest expense was $14.1 million in the quarter and that’s relatively flat on a sequential basis.

For the second quarter, we had a 34% effective tax rate. Up just a little bit from 33% that we had in the first quarter.

For the quarter, we had diluted earnings per share of $0.81. Now that did include the merger-related expenses. Without these charges, earnings per diluted share would have been $0.91 for the quarter.

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Moderator: David Oatman
08-07-07/10:00 am CT
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In the first quarter, we had reported diluted EPS of $0.46, including merger-related expenses. And if you look at the first quarter without the merger-related expenses, it would have been $0.49.

Capital expenditures. With regard to net capital expenditures, there were $68 million in the second quarter. That compares to $56 million that we had in the first quarter.

CAPEX during the quarter included about $42 million in growth CAPEX, $15 million in maintenance overall, and $15 million in other expenditures, which includes facilities and equipment.

Growth capital spending in the second quarter was weighted at about three-quarters towards the domestic market, and it included about $1.2 million for repackaging of existing units.

Debt to capitalization was about 47% at June 30th. That’s down just a notch from 48% in March 31. Total debt did increase from $857 million at the end of the first quarter, to $873 million, due to fleet unit capital expenditures, and also some increases in working capital.

The Universal credit facility had $401 million drawn against it on June 30th. Now in connection with UCLP’s acquisition of the compression units from Universal that was completed in early July, UCLP assumed $160 million in debt from Universal, and also issued to Universal about 2 million common units and 82,000 GP units.

Additionally, UCLP issued about 2 million common units for proceeds of about $70 million to institutional investors in a private placement. These proceeds were used to repay a portion of the debt assumed from Universal.

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Moderator: David Oatman
08-07-07/10:00 am CT
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Also in connection with the acquisition, the partnership expanded its revolving credit facility, moving from total availability of $225 million to $315 million, and the partnership borrowed an additional $90 million under that facility as part of the transaction.

Proceeds again from the borrowing were used to repay the remainder of the debt that it assumed from Universal Compression Holdings.

So if you look at things on a consolidated basis, Universal’s debt level, including UCLP borrowings, declined by about $70 million, as a result of the drop down transaction that occurred on July 9th.

So pro forma for the drop down, total consolidated debt would be $803 million, which would consist of $211 million at UCLP, and the remaining $592 million at the UCI level.

Now last month we also announced that Universal Compression would redeem all $175 million of it’s 7.25% senior notes, due 2010, at a redemption price of $103.6 plus interest. The expected date of the redemption is August 13th.

This call is part of the overall refinancing strategy for Exterran, following our merger with Hanover.

Now as part of this strategy, Hanover also announced that it had commenced a cash tender offer for $550 million of its outstanding senior notes on the terms and conditions set forth in Hanover’s offer to purchase, dated July 19th. Hanover also announced last week, that it had received tenders for 100% of

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Moderator: David Oatman
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the notes for two of the three series, and had tenders in excess of 99% on the other series.

The closing of the Hanover tenders is contingent upon the closing of the merger transaction.

The new debt for the refinancing plan includes an Exterran Holdings senior secured credit facility that consists of a revolving credit facility and a term loan, and also a new asset-backed securitization facility for Exterran.

The senior secured facility is about $1.7 billion and the ABS facility is about $800 million. The financing is going well and we do not anticipate any negative effects from the current events that have been developing in debt markets over the past several weeks.

And the primary purpose of these new facilities and refinancing will be to refinance all of Universal’s and Hanover’s outstanding debt, except for Hanover’s convertible debt securities and also the credit facility at UCLP.

The new facilities will replace Universal and Hanover’s existing bank lines, and also Universal’s existing ABS facility. The closing of the new facilities is subject to, among others things, the receipt of sufficient commitments from lenders and the execution of mutually satisfactory documentation.

We are undertaking the refinancing for two primary reasons. First of all, it is to reduce our borrowing costs, and secondly to create the necessary financial flexibility for Exterran to continue to execute the MLP drop down strategy.

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Moderator: David Oatman
08-07-07/10:00 am CT
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In conjunction with the debt activity, Exterran did receive in early July, notice of its new corporate debt ratings — credit ratings of BB from S&P and BA2 from Moody’s.

In conjunction with the refinancing plan, Exterran is expected to incur a combined total of about $75 million in charges related to the refinancing during the third quarter. Now most of this charge is related to tender premiums, but it also includes swaps termination costs and write off of deferred financing expenses.

We do expect that Exterran will achieve approximately $12 million per year in ongoing interest savings compared to the combined interest expense levels of the Universal and Hanover today. Now we also expect to incur another set of merge-related expenses in the amount of about $30 million during the first quarter of Exterran’s operations, which is expected to end on September 30. Now these merger-related expenses will consist of severance and change of control expenses, accelerated vesting of employee stock options and restricted share awards and other deal-related costs.

Exterran will have some additional merger-related expenses after the third quarter and these will largely relate to employee retention payments and employee severance costs. We do expect to file Universal Compression Holdings’ Form 10-Q for the three months ended June 30 in the next day or two.

I’d like to now summarize our guidance for the third quarter ending September 30, 2007. And it should be noted that we are providing this guidance as if the merger does not close in order to give our investors continued visibility regarding our outlook on the business. Now should the merger close on August 20 as expected, Exterran will actually report a full

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quarter of operations for the legacy Hanover business plus approximately 40 days of operations from the Universal business.

Now with that caveat, with regard to the guidance for Universal, we expect domestic contract compression revenue to be flat sequentially, again in the $104 million range in the third quarter, with gross margin percentage expected to be slightly improved. International contract compression revenue is expected to be in the $40 to $41 million dollar range with gross margins consistent with second quarter performance.

Driven by continued strong compressor fabrication activity and completion of projects in our new facility in Singapore, fabrication revenue during the third quarter is expected to be strong again, with numbers of $90 to $100 million of revenues and gross margin percentages consistent with second quarter performance.

After market service revenue is expected to be the $50 to $55 million range with a gross margin percentage in the low to mid 20% range. We continue to expect net capital expenditures for the year, after — that of course is after sales of certain PP&E of approximately $225 million to $250 million in 2007. Now that will include approximately $50 to $55 million in maintenance capital. New growth capital for the year is expected to be approximately $125 to $150 million with about 65% to 75% of this amount of the U.S. market.

Let’s now turn for a minute to Universal Compression Partners. Now as we discussed in our last call, UCLP’s operation costs are of course very intertwined with Universal’s domestic contract compression segment and these costs have seen the same significant increases in the overall — as in the overall business in recent quarters.

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Moderator: David Oatman
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Now although UCLP’s costs have been higher, the Omnibus Agreement between UCLP and Universal capped UCLP’s operating costs at $16.95 per horsepower per quarter and the SG&A costs at $2 1/2 million per quarter. Note, however, as we’ll discuss in a bit more detail later, the Omnibus Agreement caps were increased in connection with a drop down in compression assets from Universal to UCLP in the deal that we completed on July 9.

With the cost caps that existed during the second quarter, UCLP generated EBITDA of $10.4 million and distributable cash flow of $6.9 million in the second quarter. This distributable cash flow was sufficient to cover the 35 cent per unit distribution we declared for the second quarter by a ratio of 1.2 times. In the first quarter, with the cost caps, EBITDA was $9.5 million and distributable cash flow was $6 million, and the coverage was 1.3 times.

Now the erosion in the coverage ratio from 1.3 times in the first quarter to 1.2 times in the second quarter, despite improved operating results, was the result of issuing about 4 million additional units as part of the drop down transaction. Now these units were issued on July 9 and were included as part of the distribution record date in August. So if you exclude the distributions owed for these new units, distributable cash flow in the second quarter would have been about 1.5 times the cash distribution that we had in the first quarter.

If you look at the second quarter, UCLP fleet operating horsepower was 348,000. That’s up 17,000 horsepower or about 5% from the first quarter levels. And in June, UCLP had total available horsepower in its fleet of 387,000 and a spot utilization rate of 93%.

Currently about 1.2 million horsepower of Universal compressions and UCLP’s combined domestic contract compression fleet are now covered by contracts converted to service agreements. The total horsepower converted to

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Moderator: David Oatman
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the new contract form represents about 56% of total available horsepower and about 65% of our working horsepower in the United States.

UCLP’s debt ratios continue to be strong for the second quarter. Total of debt to annualized EBITDA was 2.9 times while EBITDA covered interest expense by 5.0 times. Pro forma for the July drop down transaction, UCLP now owns the compressor fleet of about 670,000 horsepower and that is about 1/3 of the combined Universal and UCLP compression fleet.

Now Steven mentioned, based on this transaction, we do expect to recommend to the UCLP board that it increase cash distributions for the third quarter by about 15 to 20% — excuse me — 15 to 20 cents per unit on an annualized basis or about 4 to 5 cents per unit for the third quarter.

In connection with and effective upon the closing of the drop down transaction, the Omnibus Agreement between Universal and UCLP was amended to reflect the adjustments in the cap on the SG&A costs. It moved from $2.5 million to $4.75 million per quarter and the cap on operating costs was adjusted from $16.95 per horsepower per quarter to $18 per horsepower per quarter.

The termination date for the caps did not change, and the caps will continue to terminate on December 31, 2008. We certainly continue to be excited about the prospects for UCLP and believe the Hanover merger will be a great opportunity, given the significantly larger pool of contract compression assets that can be offered to UCLP over time.

Our intention continues to be to eventually move all of the US contract compression assets to the MLP. As in the past however, we have no specific dates with regard to the timing of such drop downs. Clearly, however, a key

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Moderator: David Oatman
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step in preparing for drop downs will be the conversion of the Hanover contracts to the new Exterran service contracts as soon as possible.

The closing of the proposed merger of Universal and Hanover will constitute a change of control of Universal under the definition of the Omnibus Agreement, which will cause a termination of, among other things, the non-competition, and the equipment sharing provisions of the Omnibus Agreement.

We expect that UCLP will be able to negotiate and enter into suitable or substitute arrangements with Universal and Exterran that would take effect upon the termination of these provisions of the Omnibus Agreement. Lastly, we do expect to file the UCLP Form 10-Q again in the next day or two as well.

So wrapping up the financial part of our call today, we’re certainly pleased with the second quarter results. We continue see good industry conditions going forward and we are certainly excited bout the prospects of closing the merger less than two weeks from today and beginning our new corporate life as Exterran.

So Operator, we have now concluded the prepared remarks for our call. We would now like to open it up for questions.

Coordinator:	Thank you. Again, at this time, if you’d like to ask a question, please press star one on your touchtone phone. You will be prompted to state your name, so please check your mute button. Again, to ask a question, please pres star one. One moment. Michael Urban with Deutsche Bank, you may ask your question.

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Moderator: David Oatman
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Michael Urban:	Thanks, good morning.

M. Anderson:	Good morning.

Michael Urban:	So we had a little bit of a meltdown in the MLP market yesterday. Hopefully it doesn’t continue. But if you were to see access to the, you know, to the unit or the equity markets on the MLP side dry up for some period of time or say the, you know, the evaluations come in a little bit for whatever reason, does that at all change your strategy or your timing with respect to dropping down assets into UCLP?

M. Anderson:	I think one of the flexibility points that we’ve had with regard to this structure has been the fact that Universal has been very interested and is taking back some of those units in terms of the IPO and the drop down transactions. So I think that gives us flexibility and a little bit of cushion if there is some upset in the market. Our anticipation would be that UCLP continues to do well and the MLP market does well.

And we would certainly like to be able to tap into the third party market in terms of additional equity, but I think we have that flexibility that Universal can take back units and we continue to do drop downs.

Michael Urban:	Okay. Great. And then shifting gears a little bit back to the UCO — well actually I guess both. In the domestic market you’d made some progress on getting the cost issues in hand and made a little progress in the margin side. And you’ve indicated that you expect that to get a little better going forward. Would you still think that you can get those margins back up to that 64/65% level you’d enjoyed historically?

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Steve Snider:	Well it’s certainly our goal to get back up in that direction. When you’re at 60 and 61, you know, 62/63 is our next stair step, so I think I’d prefer to answer that as we go forward, because it’s going to get a little mixed here as we complete the Exterran merger, bring in the Hanover assets, blend those two and have the transition period.

I would anticipate us being somewhere up in that same range if not 64/65 certainly 63/64 by year-end.

Michael Urban:	Okay. Great. Thank you.

Steve Snider:	Yes.

Coordinator:	Thank you. Our next question comes from Brad Handler of Wachovia capital markets.

Brad Handler:	Thanks. Good morning, guys.

M. Anderson:	Yes.

M. Anderson:	Good morning, Brad.

Brad Handler:	Could you please share a little bit more about — why don’t we start with fabrication? Just kind of what happened during the quarter relative to your expectations that you were — as successful as you were both on the revenue and the margin side?

I guess maybe to clarify the question, was it the gas storage project — either there was a bit of scope change in it so it grew larger, or just that there was maybe some close-outs that pushed the margin up at the end? There was - I

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think about that project as being the driver of the beat relative to your expectations.

M. Anderson:	If you look at the guidance that we had, we had $120 to $130 million that we expected for the quarter. We came in at 135. Given that our business is on completed contract, that’s actually a pretty accurate forecast. It did a little bit better, so we had a couple of shipments here and there that kind of accelerated during the end of the quarter that helped a little bit.

On the margin side, it was a combination of just doing a little bit better than we had thought in a lot of the process improvements and good jobs and good pricing that we’ve been putting in place over the course of the last year. So again, the margins that we came out with at close to 17% were a little bit better than guidance, but, you know, it’s just a couple points or so.

Steve Snider:	Let me add to that that you’ve been on these calls a lot and we have more often than not told you about a delay in shipment in the fabrication business that caused our numbers to be a little lower than we had anticipated. And this is just kind of the reverse. This is the catch-up for that. We got a little bit more done than we thought would get done in the quarter. It all shipped came into revenues.

So it’s one of those reverses of the other couple quarters we went the other direction.

Brad Handler:	Great. It’s nice to see it. It’s also nice to see that even in light of those comments; your guidance for revenues going forward is strong. Can you maybe speak to that? Can you carve out how much BTE is contributing to that step up in revenue outlook?

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M. Anderson:	To be honest with you BTE has not really contributed a whole lot during the first part of the year. And part of that is we’re kind of converting them to the completed contract methods, so we really don’t get much revenue until they complete projects. A lot of their projects are a little bit longer term so we’re really going to start seeing some of that kick in in the last half of the year.

So with regard to our guidance at $90 to $100 million in the third quarter, we now are starting to see some noticeable numbers that are coming from BTE. But still, it’s overall a pretty small business relative to our overall fabrication levels. But certainly, you know, we would expect to see revenues north of $15 million or so coming from BTE in the third quarter.

Brad Handler:	That’s great. That’s very helpful. Maybe one last one, just I’ll stick with it and I’ll turn it back. Maybe- it’s harder I’m sure to do this, but if you were to think about 4Q, maybe — would it be helpful to think about fabrication revenue and margin guidance for 4Q, just to give us a sense of how sustainable you all think some of the step up is?

Steve Snider:	That’s really tough to do Brad. It’s a long way out there and shipments can move around in big chunks, as you know. So I guess I’d reflect back that our backlog is staying fairly consistent in the $250 to $280 million range. We keep loading the pipeline, so I would say that we would have fairly consistent revenues for the next few quarters. There certainly is backlog to support that, but it will be lumpy. And I think trying to guess the fourth quarter at this point would be just that it would be a guess.

M. Anderson:	Of course if you throw in the merger and assume closing of that, you’re going to have all kind of strange things going on with regard to only having about half of the quarter’s performance in 3Q for Universal embedded in the operations and then you also have conversion of accounting methodology over

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to the Hanover methodology of percentage of completion versus completed contract. So it’ll get a little messy...

Brad Handler:	Sure. No, I understand . As you offer it’s helpful to think about it kind of on a stand alone, at least as part of the thinking. But just the takeaway is you think you all are executing well. The revenue outlook is pretty solid, so we might think about just sort of a step up. All things being equal, a step up in performance kind of going foreword is reasonable.

Steve Snider:	I don’t recall us saying a step up in performance, but...

Brad Handler:	Even mid teens margins would be right. Okay fair enough. Thank you guys. I appreciate the answers. I’ll turn it back.

Coordinator:	Thank you. Our next question comes from James West with Lehman Brothers.

James West:	Hey, good morning, guys.

Steve Snider:	Good morning.

Anderson:	Good morning.

James West:	Steve, now that the merger with Hanover has been approved by the government, you guys are holding more meetings with the Hanover guys talking about the integration, getting prepared for the close of the transaction. I just have two questions.

You’ve given out number of expected $50 million in cost savings. First, is that number — now that you’ve had more time to look at the Hanover business — is that conservative in your mind? And then secondarily, how should we think

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about some of the cost savings hitting the overall company as we go forward here — I guess the timeline in terms of getting to that $50 million or more run rate?

Steve Snider:	I guess I’d answer this way. We’re just now with the clearances beginning to get a little more information shared between the two companies on the financial side. And our efforts at this point in time, while certainly have involved the synergies and driving costs out, have also been to maintain effective operations on day one and not start the new business with a negative beginning to our operations.

There’s the obvious things that’ll happen very quickly. We’re going to have one management team, one board of directors, one auditor, one insurance group, so we have some early on successes. The longer term — on the people side, the headcount side, that’s going to take a few quarters — maybe several quarters — to really flush itself out completely.

But I’d say that — I’m impressed by two things. I think there are opportunities for some cost savings but I think they’re overwhelmed by opportunities for revenue growth and I believe that the combined companies are going to have a lot better position in the market and a broader product offering.

And what I’m becoming more impressed with is not only the strength we’ll have combined in the U.S. market but the much expanded footprint visibility in international markets, which Universal had not participated in in the past, that seemed to be fairly robust as I think Hanover reported on their conference call last week. So I’m continuing to be as optimistic as before, but I’m not ready to give you different numbers than the $50 million at this point.

James West:	Okay, understood. That’s exactly what I was looking for. Thanks, guys.

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Coordinator:	Thank you. Our next question comes from Geoff Kieburtz of Citigroup.

Geoff Kieburtz:	Thanks, good morning.

Geoff Kieburtz:	Maybe I could pick up on that comment, Steve, and ask you to elaborate a little bit further on the growth opportunities that you’re getting, you know, greater visibility and confidence in.

Steve Snider:	The Hanover call that I’m sure you guys picked up, they talked about their backlog of projects in gas processing and some of their Belelli work and all of their eastern hemisphere activities and how much that was beginning to contribute to the Hanover picture.

And that’s a marketplace that we’ve only participated in the Asia portion of that, not the rest of the eastern hemisphere. And it seems like it’s a very active area for them at this point in time. And until we can really assess that, it’s hard to say where that’ll take us. But they do have a — about a $1 billion backlog on the Hanover piece that will come into Exterran when we get the thing put together

Geoff Kieburtz:	Maybe the specific point of my question was, given that Universal has really primarily been in Asia in regards to the Eastern Hemisphere, how does the whole become more than sum of the parts?

Steve Snider:	I think that some of the products and services that Hanover has offered in the Eastern Hemisphere will be widely accepted in some other markets where Universal has been participating without access to those services, particularly gas processing and turnkey processing and compression stations. We’ve done a few of them, but the Hanover side of the team has done a great job in

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building that business in those areas as well as moving it into areas where Universal’s had strength. So I see the two adding up to more than the one.

Geoff Kieburtz:	Okay.

M. Anderson:	The other thing that I think comes into play here is we’re going to have a company that’s going to be twice the size and have a better balance sheet to be able to tackle some of these projects. Some of these projects are pretty big and I think that — Exterran will be better positioned to be able to evaluate and take on some of those risk and capital requirements if there are some.

Geoff Kieburtz:	On that point, do you have any concerns about the project management talent pool within the two companies or do you feel like you have the personnel already in house to be able to manage these larger projects besides just having the balance sheet?

Steve Snider:	I actually think we’re in pretty good shape for project management. We’ve certainly been making our commitments come through at Universal and Hanover’s been executing as well. And when I look across the array of talent that’s in the two companies with some pretty strong project management experience, I don’t have any reluctance to stay that we’re going to be able to ratchet it up in the turnkey business.

So I’m optimistic about it. It’s an area that I’m excited to get more involved in and see what growth opportunities there really are.

Geoff Kieburtz:	And let me just ask one international question. There’s a pretty big difference between the Universal margins in the international rental business and those at Hanover. Can you hear any insights as to why that might be and how that’s going to change?

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M. Anderson:	In terms of how it’s going to change, I think it’s going be really just combining the two and taking the weighted average of what those look like. In the international contract compression arena, sometimes you get some favorable benefits from doing installation work that will have higher margin versus some pure compression work or even production equipment that might have something that’s a little bit lower.

So I think what you see historically is basically just the different mix of those kind of segments and not necessarily a valuation of operating performance. And I would suspect that as you pull the things together, we’re going to get a weighted average. And depending upon how we grow, you’re going to have margins somewhere around that range plus or minus, depending upon the types of activities that we undertake.

Geoff Kieburtz:	Okay, great. Thank you.

Coordinator:	Thank you. Our next question comes from Sharon Lui of Wachovia.

Sharon Lui:	Hi, good afternoon. I was wondering if you guys could just address I guess the pace of the conversion of the contracts. Do you think it’s going to accelerate I guess after the merger?

M. Anderson:	I think that we didn’t make great progress over the course of the last quarter with regard to conversion, but I think when we take a step back and look at all the other things that we’ve done, both from an operating standpoint, a legal standpoint, et cetera, I think that’s pretty understandable.

We certainly believe that contract conversion is very important for the business. And post-merger we will have some big ones to start off converting,

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which are mainly going to be the contracts that have already been converted in the Universal side of things and applying those — applying that new contract for the Hanover customers that haven’t been converted.

So it’s going to be very important for us and I do anticipate that we will certainly see a pretty big pickup with regard to conversion activity in the next couple of quarters.

Steve Snider:	I think I would add to that that over the last quarter, it’s been impressive to me the number of new customers that we’ve been able to secure that have gone directly into MLP. So we’ve had some nice growth in horsepower from those, and the number of customers has grown significantly from that.

Sharon Lui:	In regards to the acquisition, do you know what was the incremental maintenance CAPEX at UCLP?

M Anderson:	From the drop down?

Sharon Lui:	From the drop down.

M Anderson:	It’s in line with what we had projected, basically. If you do it on a per horsepower basis, it’s in line with what we had in the initial drop-down.

Sharon Lui:	Okay. And the non cash SG&A expense at UCLP — is that just related to options?

M Anderson:	It’s the fair value of the options that were granted.

Sharon Lui:	Okay, great. Thank you.

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Coordinator:	Our next question comes from Robert Christensen with Buckingham Research Group.

Robert Christensen:	Thank you. When I hear a large domestic independent indicating that they would like to sell and lease back their entire fleet worth $250 million, should I think of Universal participating in that, or should I think of that producer dealing with a bank, or should I think of UCLP being interested in something like that? I mean is that a possibility for either of the two companies?

M Anderson:	I think, with regard to UCLP’s strategy, from the get go, it has been our goal to be able to grow that business organically, from drop downs, through acquisitions of customer equipment. We will certainly continue to explore and look at those going forward.

But with regard to, any comment on, anything that might be out there in the market, any specific transactions, we’re not going to be able to comment on something like that.

Robert Christensen:	But are you hearing of producers interested in such sweeping moves?

Steve Snider:	Well Bob, you know, we have over the last several years talked to several customers about those types of sweeping moves. And they tend to somewhere get caught up in the internals of the customers. We haven’t had success in any of those big changes to date to report. We’ve done better with just kind of one-off conversions over time.

So, you know, occasionally we get some information about something like this occurring. We track it to the ground and it doesn’t always come to fruition. But we’re always looking for those opportunities.

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Robert Christensen:	But it would again be quite symbolic of the outsourcing model which I believe you think is still a very valid model, I would hope.

Steve Snider:	Yes, absolutely. We reported the growth of our domestic contract compression fleet over the quarter, which shows that we’re still managing to put a whole lot of equipment to work — new equipment. So yes, it would definitely help validate that model and show a customer move in that direction.

Robert Christensen:	One final if I might. Help me on the domestic utilization rate. Would love to see it back into the 90s. Why are we still sort of in the mid 80s right now?

Steve Snider:	Because of the weakness in the small and mid range horsepower. Up to say 600 horsepower has been softening a bit for the past several months — several quarters, actually. And I think some of the reasons for that are centralized gathering systems taking away a lot of the well head compression that used to be there, a lot more competition in the small compressor segment, some of which is the mom-and-pop competition at lower rates.

It’s a cycle that we tend to go through. And as gas prices begin to drift down a little bit, some of the marginal operators tend to release their compressors, get a little softness there. So the smaller equipment is running at a lower rate than it had been a year ago certainly. And that’s helping to bring the average down. The big equipment’s staying essentially well utilized.

Robert Christensen:	And one final on the international front. I mean Hanover says numbers of bids outstanding. How should we think of your international bids outstanding for 2008? Is 2008 looking better from a bids outstanding relative to where you might have been at this point last year, recognizing that you are much smaller in the international side of the equation than they are?

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Steve Snider:	The fact that we have 60,000 horsepower in backlog for international for contract compression is a good sign that we’re getting at least our fair share of international bookings. We haven’t seen any reduction in activities. Our big areas for operations have been and continue to be Argentina, Brazil, Venezuela, Mexico, and the Eastern Hemisphere, Thailand and, to a certain extent, Australia and Indonesia. And all of those are continuing apace I would say with activities that way it has been.

When Hanover reported a more robust ‘08 booking, they were looking at lot of those processing business in the Eastern Hemisphere that we have not been involved in and have not competed with.

Robert Christensen:	Right.

Robert Christensen:	What might the 60,000 horsepower have looked like last quarter and the comparable quarter a year ago? Give me some comparison.

Steve Snider:	Don’t have the numbers in front of me but...multiple speakers.

M. Anderson:	Forty to fifty. It was 50,000 last quarter and probably about 40 to 50 a year ago. So it’s up a little bit.

Robert Christensen:	Thank you.

Coordinator:	Our next question comes from Geoff Kieburtz.

Geoff Kieburtz:	Oh thank you. Just a follow-up on that last question, because Hanover talked in their call about seeing small units being returned — being replaced by the larger units and centralized gathering systems. But I thought they mentioned that that — that those were often being owned by the operator. So it kind of

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sounds like you’re seeing two different sorts of trends within the market. I don’t know if you’re able to comment on that at all.

Steve Snider:	Sure. I think we’re actually seeing the same trend, because it’s a split. There are certainly some customers who are acquiring compressors and they are replacing smaller well head equipment. And there are some who are contracting large compressors to replace smaller well head equipment.

Historically what’s happened when that occurs is there’s a shift in the market, small horsepower utilization drops, big horsepower stays very active. As other wells begin to deplete, are sold off and go down the food chain, they take some of that small equipment back to work several quarters later.

So I think we’re seeing the same thing. They’re seeing some of it replaced with sold units. I agree with that. We’re seeing some of it replaced with contract compression equipment from us or other companies. And I think it’s a split, right kind of down party lines of what companies prefer to do — either contract or own.

Geoff Kieburtz:	Okay. So no discernable change in the market trends at this point.

Steve Snider:	None that’s apparent to me.

Geoff Kieburtz:	Okay. And the other question was on the after-market margin. It was, I believe, a record. And yet you are looking for it to moderate somewhat in the third quarter. Is there anything special that happened in after market this quarter?

M Anderson:	Well we had a couple of jobs, especially in the international arena, that came in with much higher margins that we’d usually generate. So that’s good for the

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quarter, but it’s not necessarily something that we would plan to replicate going forward.

Geoff Kieburtz:	Okay. Great. Thank you.

Steve Snider:	One last call, operator.

Coordinator:	There is no other questions at this time.

Steve Snider:	Good. Okay.

Coordinator:	I’d now like to turn the call back to Mr. Steve Snider for closing comments.

Steve Snider:	Good. Thank you. We certainly are eager to complete the Hanover/Universal merger. We believe it’s going to create a bold leader in natural gas compression services and production and processing equipment, which will be new for us to report on with — to you at the next time we meet.

We stated the last several months that stockholders of both companies are going to benefit from this merger. Our terrific employee base is really sucking it up and working hard on getting this transition in line. So I want to thank all the employees — both the Universal and Hanover — for the work they’ve been putting in preparing for this. And I’m confident that they’re going to pay off and make Exterran both a great service provider and a great place to work.

With that, I would thank you for participating in the conference call today. And subject to the approval of shareholders in a week or so, we should be having our first Exterran earnings call in about three months, and we’ll see you then. Thanks. Bye-bye.

Coordinator:	Thank you. That concludes today’s conference. Thank you for your participation.
END

Forward-Looking Statements
All statements in this transcript (and oral statements made regarding the subjects of this transcript) other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Universal Compression Holdings and Universal Compression Partners (the “Companies”), which could cause the Companies’ actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding the ability of Universal Compression Holdings and Hanover to complete their proposed merger, the expected timing of the closing of the merger, the expected operating efficiencies and growth opportunities that the merger may produce, the expected merger-related expenses, Universal Compression Holdings’ and Hanover’s plans for and the timing of the refinancing of certain of their outstanding debt obligations, Exterran’s plans for and the timing of its entering into a new credit facility and asset-backed securitization facility, guidance relating to Universal Compression Holdings’ quarter ending September 30, 2007, the timing of future contributions of assets from Universal Compression Holdings to Universal Compression Partners and the amount of future distributions of Universal Compression Partners. While the Companies believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their or Exterran’s business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the failure to receive the approval of the merger by the shareholders of Hanover and Universal Compression Holdings and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; the failure to realize anticipated synergies from the proposed merger; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for natural gas and the impact on the price of natural gas; employment workforce factors, including Universal Compression Holdings’ ability to hire, train and retain key employees; Universal Compression Holdings’ ability to timely and cost-effectively obtain components necessary to conduct the Companies’ business; changes in political or economic conditions in key operating markets, including international markets; the Companies’ ability to timely and cost-effectively implement their enterprise resource planning systems; changes in safety and environmental regulations pertaining to the production and transportation of natural gas; the possible inability to obtain sufficient commitments to the credit facility from participating lenders; the inability to reach agreement with participating lenders on mutually satisfactory documentation for the credit facility or the securitization facility and, as to each of the Companies, the performance of the other entity.
These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal Compression Holdings’ Annual Report on Form 10-K for the year ended December 31, 2006, as amended by Amendment No. 1 thereto, and Universal Compression Partners’ Annual Report on Form 10-K for the year ended December 31, 2006 and those set forth from time to time in the Companies’ filings with the Securities and Exchange Commission (“SEC”), which are available through www.universalcompression.com. Except as required by law, the Companies expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.
Additional Information
In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Exterran Holdings, Inc. (formerly Iliad Holdings, Inc.), which includes definitive proxy statements of Universal and Hanover, a prospectus of Exterran and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, EXTERRAN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the definitive proxy statement/prospectus and the SEC filings that are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
Universal Compression Holdings and Hanover Compressor Company and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger.